June 11, 2026

Dagi Ben-Noon
Chief Executive Officer
QTREX Quantum Ltd.
2 Ha-Tidhar St.
Ra   anana, 4366504, Israel

        Re: QTREX Quantum Ltd.
            Registration Statement on Form F-3
            Filed June 04, 2026
            File No. 333-296482
Dear Dagi Ben-Noon:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Ron Ben-Bassat, Esq.